Exhibit 99.1

SGOCO ANNOUNCES THREE MANAGEMENT PROMOTIONS

BEIJING, CHINA, March 10, 2014 – SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the display market, today announced three management promotions designed to support SGOCO’s ongoing business development. The promotions will bring additional expertise, depth and proven talent to the core management team. Mr. Tony Zhong, Mr. Shibin Xie and Mr. Jinfeng Li were promoted to Vice President of Finance, Vice President of Sales and Vice President of Product Development, respectively, effective from January 1, 2014. Mr. Wei Zhong will report directly to Mr. Johnson Lau, the Chief Financial Officer, and Mr. Shibin Xie and Mr. Jinfeng Li will report directly to Mr. David Xu, the President and Chief Executive Officer.

“These new additions to the management team speak to our ability to develop strong talent from within, and also positions SGOCO for greater success in the near and long-term,” said Mr. David Xu, President and CEO of SGOCO. “Having worked with Mr. Zhong, Mr. Xie and Mr. Li in past years, they have been able to prove their exceptional combinations of skill, intelligence, energy and vision, I believe this move will expedite our business goals to expand our product portfolio, sales channels and maintain our ambition to lead the industry in profitability. 2013 was a year of transformation and investment for SGOCO, and I believe our talented team will lead SGOCO to the next stage of growth and profitability in 2014 and beyond.”

Mr. Tony Zhong joined SGOCO in September 2011 as Finance Manager. Prior to joining SGOCO, Mr. Zhong was a Financial Manager of China Hydroelectric Corporation, an NYSE-listed company, from 2007 to 2011. Mr. Zhong started his career in KPMG in Beijing from 2005 to 2006. He holds a Bachelor of Arts in Finance, Accounting and Management from Nottingham University, UK, and a Bachelor of Science in Applied Accounting from Oxford Brooks University, UK.

Mr. Shi-bin Xie, Vice President of Sales, joined SGOCO in July 2012. Mr. Xie has over 15 years of experience in sales and marketing, specializing in Chinese display products. From 2010 to 2012, Mr. Xie served as Vice President of Sales in Shenzhen Dongqiao Huahan Technology Co., Ltd. From 2005 to 2010, Mr. Xie served as the General Manager of Shenzhen Qinghua Ziguang Technology Co., Ltd. Prior to that, Mr. Xie served sales and marketing manager roles in various companies in China from 1997 to 2005. Mr. Xie holds a Bachelor of Science in Engineering from the East China Institute of Technology.

Mr. Jinfeng Li, Vice President of Product Development, joined SGOCO in October 2013. Mr. Li has over 15 years’ experience in the design and engineering of electronic products. From 2010 to 2013, Mr. Li served as Vice President of the Research and Development Centre in Shenzhen Dongqiao Huahan Technology Co., Ltd. Mr. Li served several engineer and product development manager roles in various companies in China from 1997 to 2010. Mr. Li holds a Diploma in Applied Electronics Technology from Central South University.

ABOUT SGOCO GROUP, LTD.

SGOCO Group Ltd. (NASDAQ: SGOC) offers innovative display products and solutions to consumers and businesses in various industry verticals. By collaborating with its brand partners and utilizing comprehensive industry knowledge in product development, SGOCO addresses customers’ rapidly-changing display needs by delivering highly intelligent products and solutions that integrate hardware and software in SGOCO’s own brand and licensed brands. Leveraging on its highly integrated distribution channels, SGOCO primarily targets China’s rapidly-emerging tier three and four cities in China. SGOCO is also regarded as a reliable brand developer. SGOCO was established in 2005 and maintains its headquarters in Beijing, China. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Johnson Lau

Chief Financial Officer

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email: johnson@sgoco.com

SAFE HARBOR AND INFORMATIONAL STATEMENT

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trends and client mix; possibility of securing loans and other financing without fixed assets as collateral; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.